02/07/2003 06:52 TRANSCANADA LAW NO.018 D001

82-57

03003837

03 FEB 13 AM 7:21

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: February 7, 2003 Time: 6:50 MDT

Number of Pages (including Cover) 3

Re: News Release

Please see attached news releases scheduled to cross the Canada News Wire immediately:

TransCanada and Stakeholders Reach Settlement for 2003 Alberta System Revenue Requirement

dlw 2/9

Disposition of Original:

Sent by Courier X
Sent by Mail:
Held on our File:

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\fax_covers\FAX_TSE_NYSE_SEC.DOC

TransCanada
In business to deliver™

NewsRelease

TransCanada and Stakeholders Reach Settlement for 2003 Alberta System Revenue Requirement

CALGARY, Alberta – February 7, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada PipeLines Limited, through its subsidiary NOVA Gas Transmission Ltd. (NGTL), today announced it has reached a settlement regarding the 2003 revenue requirement for TransCanada's Alberta natural gas transmission system. The settlement is the result of a consultative process that included producers, industrial users, consumer groups, marketers, and export groups.

The one-year settlement establishes NGTL's fixed revenue requirement for 2003. This settlement, together with proposed modifications to rate design, as well as new services currently before the Alberta Energy and Utilities Board (EUB) for approval, will form the basis of NGTL's tolls for 2003.

"It is not easy to achieve the objectives of all stakeholders within a single, negotiated settlement," said Hal Kvisle, chief executive officer. "Our Alberta System customers have worked with us to achieve this outcome and we appreciate their efforts and commitment throughout the process.

"The negotiations leading to this settlement were significantly influenced by last year's National Energy Board (NEB) decision on our Canadian Mainline Fair Return application. The NEB formula, which sets return on equity for the Canadian Mainline, established a benchmark for negotiations on the Alberta System. With our pending NEB Review and Variance application and the potential for an EUB generic cost of capital hearing this year, all parties chose to focus on a one-year settlement.

"There are many complex issues in the current regulatory environment - we remain committed to working collaboratively with our customers to resolve those issues and move forward."

The settlement includes a revenue requirement fixed at $1.277 billion effective January 1, 2003 versus $1.347 billion in 2002. TransCanada estimates this change will decrease net earnings on the Alberta System by approximately $40 million before incentive earnings, as compared to 2002.

A Statement of Principles that will form the basis of a formal agreement between NGTL and the stakeholders can be found on TransCanada's Web site at www.transcanada.com. TransCanada, through NGTL, will apply to the EUB for approval of the settlement by February 28, 2003.

2003 Settlement: A Comparison with the Alberta System Rate Settlement (2001-2002)

Alberta System Rate Settlement 2001-2002	Alberta System Revenue Requirement Settlement 2003
Two-year term	One-year term
Fixed revenue approach	Fixed revenue approach
$1.347 billion (2002)	$1.277 billion Reflects income tax rate and rate base decreases and re-basing to reflect prior year's cost savings
4.0 per cent depreciation	4.0 per cent depreciation
Undefined capital structure	Undefined capital structure
Cost savings to TransCanada's account during the two-year term of the agreement	Cost savings to TransCanada's account during the one-year term of the agreement, except OM&A less than $203 million or greater than $223 million (sharing 50/50 with customers)
Capacity capital cost variances to TransCanada's account	Capacity capital cost variances flow-through
Revenue sharing mechanism	No revenue sharing

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. Upon closing of its Bruce Power transaction, TransCanada will own or have interests in, control, manage or be constructing facilities for approximately 4,150 megawatts of power -- an amount of power that can meet the annual needs of about four million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries: Glenn Herchak/Heidi Feick (403) 920-7877
Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911